Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-287982
Relating to Preliminary Prospectus Supplement dated November 12, 2025
To Prospectus dated June 20, 2025
Host Hotels & Resorts, L.P.
Pricing Term Sheet
4.250% Series N Senior Notes due 2028
November 12, 2025

Issuer:	Host Hotels & Resorts, L.P., a Delaware limited partnership (the “Company”)

Ratings (Moody’s / S&P / Fitch)*:	Baa2 (Stable) / BBB- (Stable) / BBB (Stable)

Title of Securities:	4.250% Series N Senior Notes due 2028 (the “Notes”)

Aggregate Principal Amount:	$400,000,000

Trade Date:	November 12, 2025

Settlement Date:	November 26, 2025 (T+10)

Final Maturity Date:	December 15, 2028

Interest Payment Dates:	June 15 and December 15, commencing June 15, 2026

Record Dates:	June 1 and December 1

Price to Public:	99.539%, plus accrued interest from November 26, 2025

Gross Proceeds:	$398,156,000

Coupon:	4.250%

Yield to Maturity:	4.412%

Spread to Benchmark Treasury:	+85 basis points

Benchmark Treasury:	UST 3.500% due October 15, 2028

Benchmark Treasury Yield:	3.562%

Optional Redemption:
Prior to November 15, 2028 (30 days prior to their maturity date) (the “Par Call Date”), the Company may redeem the Notes at its option, at any time in whole or from time to time in part, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:
•100% of the principal amount of the Notes to be redeemed; and
•(a) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed, in each case discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points, less (b) interest accrued thereon to the date of redemption, plus, in either case, accrued and unpaid interest thereon to, but not including, the redemption date.
At any time on or after the Par Call Date, the Notes will be redeemable as a whole or in part, at any time and from time to time, at the Company’s option, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest on the Notes to be redeemed to, but not including, the date of redemption.

CUSIP / ISIN:	44107T BE5 / US44107TBE55

Use of Proceeds:
The Company estimates the net proceeds from the sale of the Notes will be approximately $395 million, after deducting the underwriting discount, de minimis original issue discount, fees and expenses payable by the Company. The Company intends to use the net proceeds from the sale of the Notes, together with cash on hand, to redeem all of the outstanding $400 million aggregate principal amount of the Company’s Series F senior notes due 2026 (the “Series F Senior Notes”) at an aggregate redemption price of $400 million, not including accrued interest.

Underwriters:
Joint Book-Running Managers:	Wells Fargo Securities, LLC Goldman Sachs & Co. LLC J.P. Morgan Securities LLC BofA Securities, Inc. Morgan Stanley & Co. LLC TD Securities (USA) LLC

Co-Managers:
PNC Capital Markets LLC
Scotia Capital (USA) Inc.
SMBC Nikko Securities America, Inc.
Truist Securities, Inc.
BNY Mellon Capital Markets, LLC
Credit Agricole Securities (USA) Inc.
Samuel A. Ramirez & Company, Inc.

Other Relationships:	Certain of the underwriters or their affiliates may hold the Series F Senior Notes and as a result of the redemption thereof as set forth under the heading “Use of Proceeds,” may receive a portion of the net proceeds from this offering.
*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Credit ratings are subject to change depending on financial and other factors.
The Company has filed a registration statement (including a prospectus) and a preliminary prospectus with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Wells Fargo Securities, LLC Toll Free: 1-800-645-3751 or by email: wfscustomerservice@wellsfargo.com; Goldman Sachs & Co. LLC at (866) 471-2526 or e-mail: prospectus-ny@ny.email.gs.com; or J.P. Morgan Securities LLC at (collect) (212) 834-4533